DLS CAPITAL PARTNERS, INC.
Statement of Financial Condition
June 30, 2016

ASSETS

Receivable from broker-dealers and clearing organizations	$ 886,786
Securities owned	17,453
Property and equipment, net	47,249
Other assets	786
Receivable – related party	50,382
	$ 1,002,656

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$ -
Stockholders' equity	
Common stock - $.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	853,672
Retained earnings	148,974
Total stockholders' equity	1,002,656
	$ 1,002,656

The accompanying notes are an integral part of these financial statements.